SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2007

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: February 2, 2007	By:	/s/ Nancy C. Gardner

17 January 2007.   Movement in Shareholdings

Notification was received on 16 January 2007 from The Capital Group of Companies, Inc. informing us that they currently hold 37,889,271 Ordinary shares of 25 pence each in Reuters Group PLC which represents less than 3% of the issued share capital excluding shares held in Treasury. This represents a decrease in their holding since their last notification. The shares are registered in various accounts.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

19 January 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required prior to 20 January 2007

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the Market of the following:

The Company’s capital consists of 1,421,858,941 ordinary shares with voting rights. The Company holds 138,360,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,283,498,941.

The above figure (1,283,498,941) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

22 January 2007. Reuters and HSBC sign global deal

Reuters (LSE: RTR; NASDAQ: RTRSY) and HSBC Group have signed a new agreement that will for the first time give the bank a global licence to use Reuters data and information across the entirety of its business.

The agreement means that Reuters capabilities can now be fully applied to the rapidly expanding business needs of HSBC. It also supports HSBC’s ambition to standardise and rationalise its overall data costs and the number of data suppliers it has globally.

The deal delivers on Reuters stated aim of extending beyond the desktop to offer a complete business solution for an entire global organization. It will run for the next three years with an option to extend for a further two years.

Stuart Gulliver, Chief Executive, Corporate, Investment Banking and Markets and Group Investment Businesses HSBC, said: “Reuters was chosen as a strategic partner due to its unique ability to combine comprehensive market and reference data, analytics, transaction capabilities and open infrastructure within a single enterprise agreement. The benefits of this agreement will be felt right across HSBC’s business.”

Tom Glocer, Chief Executive Officer, Reuters, commented: “We are delighted to enter into this enterprise agreement with HSBC, deploying many of our latest Core Plus developments. It represents the form of broad partnership that only Reuters can deliver for our customers, combining content, desktops, datafeeds, transactions services and the software to enable them.”

Jon Robson, President Reuters Focus Group Accounts, said: “Deals such as this one with HSBC approach the delivery of information in a new way with the whole of an organization in mind, not just the terminal, and are the model for the future. This global agreement will help HSBC realise its business vision by unlocking significant value from Reuters products and information.”

End

Contact:

Steve Clarke
Tel:+44 207 542 6865
Mobile: +44 7990 56 6865
Reuters Media Relations
Email: steve.clarke@reuters.com

About Reuters:

Reuters is the world’s largest international news and financial information source, reaching over 1 billion people a day. Known for its speed, accuracy and independence, Reuters content powers newsrooms and financial markets around the world. Reuters distributes its text, data, pictures and video to professionals and direct to consumers via online and digital services. Founded in 1851, Reuters Group has 16,800 employees in 89 countries and had annual revenues of £2.4 billion/$4.4 billion in 2005. For more information and the latest news, visit www.reuters.com

23 January 2007.   Disclosure Rules and Transparency Rules (DTR) 5

In accordance with DTR5, notification was received on 22 January 2007 from Schroders Plc informing us that they currently hold 99,602,990 Ordinary shares of 25 pence each in Reuters Group PLC which represents 7.762% of the issued share capital excluding shares held in Treasury. This is an initial notification following a change in the regulatory requirements. The shares are held in portfolios managed by Schroders on discretionary bases for clients under investment management agreements and are registered in various accounts.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

31 January 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required for January 2007

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 January 2007, the Company’s capital consists of 1,419,488,846 ordinary shares with voting rights. The Company holds 138,360,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,281,128,846.

The above figure (1,281,128,846) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

RNS Number:2570P
Reuters Group PLC
09 January 2007

Reuters Group plc announces that on 9 January 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 439.2412p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,282,894,054.

RNS Number:3306P
Reuters Group PLC
10 January 2007

Reuters Group plc announces that on 10 January 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 435.3046p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,282,936,893.

RNS Number:4069P
Reuters Group PLC
11 January 2007

Reuters Group plc announces that on 11 January 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 448.4386 p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,145,179.

RNS Number:4796P
Reuters Group PLC
12 January 2007

Reuters Group plc announces that on 12 January 2007 it purchased for cancellation 200,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 450.7699p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,245,179.

RNS Number:5639
PReuters Group PLC
15 January 2007

Reuters Group plc announces that on 15 January 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 454.44p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,245,179.

RNS Number:7074P
Reuters Group PLC
17 January 2007

Reuters Group plc announces that on 17 January 2007 it purchased for cancellation 750,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 446.2436p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,282,748,941.

RNS Number:7889P
Reuters Group PLC
18 January 2007

Reuters Group plc announces that on 18 January 2007 it purchased for cancellation 450,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 448.05p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,048,941

RNS Number:0304Q
Reuters Group PLC
23 January 2007

Reuters Group plc announces that on 23 January 2007 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 442 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,195,880

RNS Number:1011Q
Reuters Group PLC
24 January 2007

Reuters Group plc announces that on 24 January 2007 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 446.05p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,195,880.

RNS Number:1810Q
Reuters Group PLC
25 January 2007

Reuters Group plc announces that on 25 January 2007 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 444.99p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,251,380.

RNS Number:2465Q
Reuters Group PLC
26 January 2007

Reuters Group plc announces that on 26 January 2007 it purchased for cancellation 300,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 443.86 per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,283,364,576.

RNS Number:4026Q
Reuters Group PLC
30 January 2007

Reuters Group plc announces that on 30 January 2007 it purchased for cancellation 400,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 439.87 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,280,728,846.

RNS Number:5059Q
Reuters Group PLC
31 January 2007

Reuters Group plc announces that on 31 January 2007 it purchased for cancellation 800,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 432.41 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 138,360,000 shares held as treasury shares) is 1,280,328,846.